

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 9, 2007

Brian Kistler
Chief Executive Officer
Freedom Financial Holdings, Inc.
6615 Brotherhood Way
Fort Wayne, Indiana 46825

> **Re:** **Freedom Financial Holdings, Inc.**
> **Registration Statement on Form SB-2**
> **Filed February 8, 2007**
> **File No. 333-140538**

Dear Mr. Kistler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please clarify throughout the registration statement the time at which the offering by the selling security holders will commence, particularly in relation to the timing of your offering of 625,000 shares of common stock. We note your statements throughout the prospectus that the warrants are not exercisable until one year after this registration statement goes effective and that the warrant exercise price will be based on your primary offering price but you also suggest on page 60 that the offerings will be "concurrent."

2.   In a risk factor caption on page three, you suggest that you are registering warrants for sale by the selling security holders; yet the registration fee table concerns only shares of common stock. Please reconcile these differences.

3.   Please update your financial statements in your next amendment to Form SB-2. Refer to Item 310 (g) of Regulation S-B.

Prospectus Cover Page

4.   Provide more information in your response letter as to why you have not included the amounts described in note two of the proceeds table in the underwriting discounts and commissions column.

Prospectus Summary, page 1

5.   Please state here:

   - the amount of your net loss and your working capital deficit as of the end of the most recently-completed fiscal period;

   - that, as you state on page 50, you expect your working capital deficit to continue even after you receive proceeds from this offering; and

   - that your auditors have issued a going concern qualification in their report.

6.   Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

7.   If true, also note here that, beginning at _____ time, selling stockholders will be offering shares of your common stock at $__ per share.

Risk Factors, page 3

8.   Please move all risk factors related to your financial condition, such as "The Company may not have the ability to continue as a going concern" on page 13, to the beginning of the risk factors section.

9.   Include a risk factor that discusses any risk associated with your new responsibilities, expenses and so on, related to your becoming a public company, or tell us in your response letter why you believe such a risk factor is not necessary.

10.   Tell us what consideration you have given to including a risk factor that discusses

how most of the members of management plan to offer for sale all of their common stock after the lock-up period expires or one year following the company's offering. We note the selling stockholder table on page 63.

Use of Proceeds, page 15

11.   Indicate the amount to be used for each purpose for which you will use offering proceeds and the priority of each purpose, if all of the securities are not sold. See Item 504(a) of Regulation S-B. In addition, given the best efforts nature of your offering, please disclose, in a table, for example, how the proceeds will be allocated should you obtain 25%, 50%, 75% and 100% of the maximum sold.

Determination of Offering Price, page 16

12.   You state that you "will be filing to obtain a listing on the Over The Counter Bulletin Board." Yet stock is not listed on the OTC Bulletin Board, but quoted. Further, you cannot apply directly to be quoted on the OTC Bulletin Board; the stock is traded only to the extent that there is interest by broker-dealers in acting as market makers in your stock. Please revise accordingly. Also, indicate when you will contact potential market makers about your being quoted on the OTC Bulletin Board, and disclose that, despite your best efforts, you may not be able to convince any broker-dealers to act as market makers and make quotations on the OTC Bulletin Board.

Dilution, page 16

13.   Please quantify the further dilution to new investors that will occur upon exercise of your outstanding warrants.

Underwriting, page 17

14.   As soon as practicable, furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

15.   State clearly that changes in the material terms of the offering after the effective date of the registration statement would terminate the original offer and subscribers would then be entitled to a refund of their money. Material changes include the following:

          •   extension of the offering period beyond the disclosed time frame;

- change in the offering price;
- change in the minimum sales requirement;
- change to allow sales to affiliates in order to meet the minimum sales requirement;
- change in the amount of proceeds necessary to release the proceeds held in escrow; and
- change in the application of proceeds.

If the changes above occur, any new offering may be made by means of a post-effective amendment.

16. Clarify whether subscribers have the right to withdraw their funds if you successfully sell the minimum amount but have not yet terminated the offering.

17. To the extent you have not done so, please disclose the material terms of the escrow agreement, and file the agreement as an exhibit.

18. On page 18, you state that, "[i]f it becomes necessary to reach the minimum offering, [y]our company's officers, directors and employees each have the right to purchase up to 10% of the shares in this offering" and that "such right to purchase shares of this offering is limited to total of 10% of the offering for all officers, directors and employees as a group." Also disclose that such shares would be purchased for investment and not for resale. If the number of shares that could be purchased is material, then discuss in your risk factor section the possibility that the minimum sales requirement can be met through the exercise of the reserved right.

Legal Proceedings, page 20

19. We note your statement that "[d]amages for violation of the federal statute range from $500-$1500 per violation." State the maximum aggregate amount of damages you face for alleged violation of the federal and state statutes.

Business of the Company, page 32

20. We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by the Mortgage Bankers Association. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

21. Describe your competitors in the mortgage brokerage industry more particularly,

and name those that are similarly situated with you as far as size, regional scope
and particular products/services sold are concerned. See Item 101(b)(4) of
Regulation S-B.

22.   On page 33 you refer to "Alt-A" lenders. Briefly explain what the term means.

Management's Discussion and Analysis, page 44

23.   Please specifically address what changes in your results of operations, liquidity
and capital resources, and trends you expect as a result of your reorganization
from a private company to a public company. As part of your discussion, disclose
your expected reporting and other costs related to your being a public company,
and how you expect to satisfy the new costs in addition to the costs of your
growth and other plans described on page 45.

Certain Relationships and Related Transactions, page 52

24.   Clarify here whether the described preferred stock issued to Mr. Kistler and others
has been exchanged for, or converted into, common stock and when.

Executive Compensation, page 54

25.   In note two to the summary compensation table, state the price at which, and
when, Mr. Kistler converted the Class B preferred shares into 127,444 shares of
common stock. In addition, please confirm that you have applied FAS123R in
determining the value in column (e) as required by Regulation S-B Item
402(b)(2)(v) and its related Instruction.

26.   In note one to the outstanding equity awards table, briefly describe how you
determined the value in column (h).

Back Prospectus Cover Page

27.   Include the dealer prospectus delivery obligation legend as required by Item
502(b) of Regulation S-B.

Alternative Pages for Selling Security Holder Prospectus

28.   Revise according to the comments above, as applicable.

Alternative Cover Page for Selling Security Holder Prospectus, page 58

29.   Item 501(a)(8) of Regulation S-B requires that you include a bona fide estimate of

the range of the maximum offering price. Given that the registration statement containing the selling shareholder prospectus will be declared effective when there is no existing market for the securities, you must include a fixed price or price range according to Rule 430A under the Securities Act prior to effectiveness. You then may file a post-effective amendment to switch to a market price when the shares begin trading on a market. Alternatively, state that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares trade on the OTC Bulletin Board and thereafter they will sell at prevailing market prices or privately-negotiated prices.

30. If the selling security holder prospectus will be used before the effective date of the registration statement, please include the prominent statement specified in Regulation S-B Item 501(a)(10).

Use of Proceeds, page 61

31. Disclose here how you used, or plan to use, any cash proceeds you received from the sales of the common stock and warrants to the selling stockholders.

Plan of Distribution, page 65

32. We note the disclosure in the fourth paragraph. If a selling stockholder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, you will need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in your registration statement, and filing the agreement as an exhibit to your registration statement. Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD.

Freedom Financial Holdings, Inc. Financial Statements

Dilution, page 16

33. We note that you have an intangible asset balance of $631,353 and total stockholders' equity of only $55,734 as of September 30, 2006. As a result of this circumstance, you have negative tangible book value of $575,619. Revise your calculations of tangible book value accordingly and divide this amount by the total number of outstanding shares when calculating tangible book value per share. If you have negative tangible book value as of December 31, 2006, you

should clearly disclose this fact.

Consolidated Statements of Changes in Shareholders' Equity, page F-5

34.   We cannot locate any disclosure concerning a restatement in Note 7, as indicated in the footnote appearing on page F-5. Please revise and advise us.

Note 1.Organization and Summary of Accounting Policies
Beneficial Conversion Features, page F-9

35.   We note your disclosure stating that the estimated fair value of the beneficial conversion feature of your Class A Convertible Preferred Shares cannot be determined as the IPO price is not known at this time. In light of the $2.00 per share IPO price disclosed in this filing, please revise to account for the BCF.

Note 3 – Balance Sheet Components, pages F-12 – F-15
Intangible Assets

36.   Explain to us your basis under generally accepted accounting principles for not amortizing your license intangible asset or revise your policy to comply with paragraph 11 of SFAS No. 142.

Note 5. Shareholders' Equity, page F-17
Warrants Outstanding

37.   Revise the weighted average exercise price data to reflect an IPO price of $2.

Note 7.Acquisitions, page F-8

38.   In light of the significant amount of time that has elapsed since the consummation of your acquisition on May 3, 2006, it is unclear to us why you are waiting for additional information necessary to finalize your purchase price allocation. Finalize your purchase price allocation or disclose the information that you have arranged to obtain and that is known to be available or obtainable, and advise us. We refer you to the definition of allocation period in the glossary to SFAS No. 141.

Note 10. Subsequent Events
Application Submitted, page F-21

39.   In view of your expectation to begin lending as a mortgage banker in the first quarter of 2007, please discuss in MD&A the anticipated impact of this change on your liquidity and capital resources.

40.   We note the disclosure under legal proceedings on page 20. Provide
        comprehensive SFAS No. 5 disclosures of this contingent liability.

Freedom Financial Mortgage, Inc. Financial Statements

41.   Explain to us why the 2004 financial statements are "unaudited" or revise. Given
        the significance of the Freedom Financial Mortgage, you are required to provide
        their audited financial statements for the two most recent fiscal years as required
        by Item 310(c)(3) of Regulation S-B.

Statements of Operations, page F-24

42.   Please provide earning per share data for all periods presented. Refer to paragraph
        6 of SFAS 128.

Note 1.Organization and Summary of Significant Accounting Policies, page F-27

43.   Disclose your accounting policy for revenue recognition.

Item 26. Recent Sales of Unregistered Securities

44.   To the extent you have not done so, state here the persons or class of persons to
        whom you sold the securities. For example, state the persons or class of persons
        to whom in October 2006 you issued the 529,411 warrants to purchase common
        stock. See Item 701(c) of Regulation S-B.

Signature page

45.   Identify, such as by parenthetical, your principal accounting officer, as the
        officer's signature to the registration statement is required by Form SB-2.

Exhibits

46.   Tell us what consideration you have given to filing the Tower Bank $200,000
        credit agreement and $700,000 loan agreement as exhibits. We note your
        respective disclosures on pages 49 and 51.

47.   Confirm that exhibits 10.31 and 10.32 are complete. We note that these warrant
        agreements on EDGAR show conformed signatures, but they include only blanks
        concerning the number of shares of common stock underlying the warrants. Also,
        exhibit 10.43 does not appear to be complete. Please revise or advise.

Legality Opinion

48.   The registration statement fee table states that you are registering a larger number of shares of common stock than counsel's opinion covers. Please have counsel revise its opinion to cover all shares being registered.

49.   You are a Maryland corporation; yet, according to the first paragraph on page two of counsel's opinion, the opinion appears to be limited to federal law and the laws of California. Please note that counsel must opine on the laws of the jurisdiction of incorporation of the registrant. Therefore, revise the opinion to opine under Maryland law.

Auditors' Consent

50.   Please have your auditor consent to the inclusion of their report on the Freedom Financial Mortgage, Inc. financial statements included in your filing.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or me at (202) 551-3833 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief